WELLS FARGO FUNDS MANAGEMENT, LLC.

525 MARKET STREET

SAN FRANCISCO, CA 94105

April 21, 2010

Linda Stirling

Laura Hatch

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:       Wells Fargo Funds Trust, File Nos. 333-165004 and 811-09253 (the “Registrant”)

Dear Ms. Stirling and Ms. Hatch:

On behalf of the Registrant, I am sending a response to oral comments delivered by Ms. Stirling and Ms. Hatch on March 12, 2010 to the registration statement (the “Registration Statement”) filed on Form N-14 by the Registrant on February 22, 2010, accession no. 0000907244-10-000221 relating to the acquisition of the assets of certain series of Evergreen Equity Trust, Evergreen International Trust, Evergreen Municipal Trust Evergreen, Evergreen Fixed Income Trust, Evergreen Select Equity Trust and Evergreen Select Fixed Income Trust (the “Target Funds”) by certain series of the Registrant (the “Acquiring Funds”) as follows:

Target (Merging) Fund	Trust of Target Fund	Acquiring (Surviving) Fund	Trust of Acquiring Fund
Evergreen Intrinsic Value Fund	Evergreen Equity Trust	Wells Fargo Advantage Intrinsic Value Fund	Registrant
Evergreen Enhanced S&P 500® Fund	Evergreen Equity Trust	Wells Fargo Advantage Disciplined U.S. Core Fund	Registrant
Evergreen Fundamental Large Cap Fund	Evergreen Equity Trust	Wells Fargo Advantage Core Equity Fund	Registrant
Evergreen Strategic Growth Fund	Evergreen Select Equity Trust	Wells Fargo Advantage Strategic Large Cap Growth Fund	Registrant
Evergreen Omega Fund	Evergreen Equity Trust	Wells Fargo Advantage Omega Growth Fund	Registrant
Evergreen Golden Core Opportunities Fund	Evergreen Equity Trust	Wells Fargo Advantage Small/Mid Cap Core Fund	Registrant
Evergreen Global Large Cap Equity Fund	Evergreen International Trust	Wells Fargo Advantage Disciplined Global Equity Fund	Registrant
Evergreen Global Opportunities Fund	Evergreen International Trust	Wells Fargo Advantage Global Opportunities Fund	Registrant
Evergreen Intrinsic World Equity Fund	Evergreen International Trust	Wells Fargo Advantage Intrinsic World Equity Fund	Registrant
Evergreen Strategic Municipal Bond Fund	Evergreen Municipal Trust	Wells Fargo Advantage Strategic Municipal Bond Fund	Registrant
Evergreen North Carolina Municipal Bond Fund	Evergreen Municipal Trust	Wells Fargo Advantage North Carolina Tax-Free Fund	Registrant
Evergreen Pennsylvania Municipal Bond Fund	Evergreen Municipal Trust	Wells Fargo Advantage Pennsylvania Tax-Free Fund	Registrant
Evergreen Adjustable Rate Fund	Evergreen Select Fixed Income Trust	Wells Fargo Advantage Adjustable Rate Government Fund	Registrant
Evergreen International Bond Fund	Evergreen Select Fixed Income Trust	Wells Fargo Advantage International Bond Fund	Registrant
Evergreen Health Care Fund	Evergreen Equity Trust	Wells Fargo Advantage Health Care Fund	Registrant
Evergreen Precious Metals Fund	Evergreen International Trust	Wells Fargo Advantage Precious Metals Fund	Registrant
Evergreen Utility and Telecommunications Fund	Evergreen Equity Trust	Wells Fargo Advantage Utility and Telecommunications Fund	Registrant
Evergreen Diversified Income Builder Fund	Evergreen Fixed Income Trust	Wells Fargo Advantage Diversified Income Builder Fund	Registrant
Evergreen Diversified Capital Builder Fund	Evergreen Equity Trust	Wells Fargo Advantage Diversified Capital Builder Fund	Registrant
Evergreen Growth Fund	Evergreen Equity Trust	Wells Fargo Advantage Traditional Small Cap Growth Fund	Registrant
Evergreen Small-Mid Growth Fund	Evergreen Equity Trust	Wells Fargo Advantage Growth Opportunities Fund	Registrant
Evergreen High Income Fund	Evergreen Fixed Income Trust	Wells Fargo Advantage High Yield Bond Fund	Registrant
Evergreen Special Values Fund	Evergreen Equity Trust	Wells Fargo Advantage Special Small Cap Value Fund	Registrant
Evergreen Small Cap Value Fund	Evergreen Equity Trust	Wells Fargo Advantage Special Small Cap Value Fund	Registrant

Please note the following responses (unless otherwise indicated, capitalized terms used herein have the same meanings as are given to them in the prospectus/proxy statement):

Prospectus/Proxy Statement Comments from Ms. Stirling:

Comment:       You requested that we add the share class mapping disclosure or a cross-reference to the share class mapping disclosure in the sections entitled “Merger Summary – Shareholder Fee and Fund Expense Comparison.”

Response:      We added the following cross-reference to the introductory paragraph in the sections entitled “Merger Summary – Shareholder Fee and Fund Expense Comparison.”

                        “For information about the share class of the Acquiring Fund that you will receive in connection with the Merger, please see the section entitled "Share Class Information" above.”

Comment:       You requested that we highlight any significant differences in the procedures used by the Target Funds and the Acquiring Funds for buying, selling and exchanging Fund shares.

Response:      The Mergers are not expected to affect significantly how shareholders generally buy, sell or exchange shares of the Funds.  Accordingly, a statement to that effect is included in the summary section entitled “Merger Summary - Share Class Information.” The prospectus/proxy statement has highlighted the differences and the similarities in the sales charges (when applicable), and in the distribution and services fees of the Funds in the section entitled “Buying, Selling and Exchanging Fund Shares – Share Class Information.” Additional details, including a summary of differences regarding buying, selling and exchanging shares of the Target and Acquiring Funds, are included in the section entitled “Buying, Selling and Exchanging Fund Shares – Purchase and Redemption Information.”

Comment:       With respect to each Merger, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we highlight any significant differences in the Target and Acquiring Funds, fundamental investment policies.

Response:      In response to your comment, we have added the following disclosure:

With respect to the Merger of Evergreen Strategic Municipal Bond Fund into the Wells Fargo Advantage Strategic Municipal Bond Fund, we have disclosed that the Wells Fargo Advantage Strategic Municipal Bond Fund may concentrate in private activity bonds or notes that are the ultimate responsibility of non-government issuers within the same industry and in securities whose issuers are located in the same state or whose principal and interest are paid from revenues of similar type projects.

With respect to the Merger of Evergreen North Carolina Municipal Bond Fund into the Wells Fargo Advantage North Carolina Tax-Free Fund, we have disclosed that the Wells Fargo Advantage North Carolina Tax-Free Fund may concentrate in private activity bonds or notes that are the ultimate responsibility of non- government issuers within the same industry and in securities whose issuers are located in the same state or whose principal and interest are paid from revenues of similar type projects.

With respect to the Merger of Evergreen Pennsylvania Municipal Bond Fund into the Wells Fargo Advantage Pennsylvania Tax-Free Fund, we have disclosed that the Wells Fargo Advantage Pennsylvania Tax-Free Fund may concentrate in private activity bonds or notes that are the ultimate responsibility of non-government issuers within the same industry and in securities whose issuers are located in the same state or whose principal and interest are paid from revenues of similar type projects.

Comment:       With respect to each Merger, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that, if the Target and Acquiring Funds’ investment goals are identical or substantially the same, that we make a statement to that effect.

Response:      The requested change has been made, where applicable.

Comment:       With respect to each Merger, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we ensure that all significant differences in the Target and Acquiring Funds’ investment strategies are disclosed.

Response:      We have made changes to this section as needed to disclose all significant differences in the investment strategies of the Target and Acquiring Funds.

Comment:       With respect to the Mergers in which Evergreen Intrinsic Value Fund, Evergreen Fundamental Large Cap Fund, Evergreen Strategic Growth Fund, Evergreen Golden Core Opportunities Fund, Evergreen Global Opportunities Fund, Evergreen Small-Mid Growth Fund and Evergreen Small Cap Value Fund are Target Funds, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested confirmation that the listed indices are appropriate.

Response:      Each index was selected based on, among other things, the Fund's investment strategy and the universe of investments that the Fund's portfolio manager(s) considers for investment.  In addition, we have confirmed that each index is an “appropriate broad-based securities market index” as defined in Instruction 5 to Item 27(b)(7).  Accordingly, we confirm that the listed indices are appropriate.

Comment:       With respect to each Merger, in the section entitled “Principal Risk Comparison,” you requested that, if there are no differences in the principal risks of the Target and Acquiring Funds, we delete the sentence that states “Although each of the Funds may be subject to all or substantially all of the risks listed below, they may be subject to a particular risk to different degrees.”

Response:      We respectfully decline to make the requested change. The disclosure included in the section entitled “Principal Risk Comparison” highlights, where appropriate, certain principal risks to which a Fund, under normal circumstances, may generally be subject to a greater extent than another Fund with which it is proposed to merge. However, given, among other things, the flexibility provided by the respective Funds’ investment strategies and the broad investment discretion of the Funds’ respective portfolio managers, it is not possible in these cases to describe with precision the comparative degrees to which the Funds will be subject to individual principal risks.

Comment:       In the section entitled “Merger Summary – Principal Risk Comparison,” you requested that we highlight any differences in the Target and Acquiring Funds’ principal risks and that, if there are no differences, we state such fact.

Response:      With respect to each Merger in which the Target and Acquiring Funds are subject to different principal risks, we have disclosed these differences. With respect to each Merger in which the Target and Acquiring Funds are subject to the same risks, we have included a statement to that effect.

Comment:       With respect to the Merger in which Evergreen Enhanced S&P 500® Fund is the Target Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we disclose that at least 80% of Evergreen Enhanced S&P 500® Fund’s assets track the S&P 500® Index.

Response:      The relevant disclosure has been modified as follows:

                        “Both Funds normally invest at least 80% of their assets in equity securities of large U.S. companies; however, Evergreen Enhanced S&P 500® Fund invests at least 80% of its assets in common stocks of companies included in the S&P 500® Index, while the Wells Fargo Advantage Disciplined U.S. Core Fund is not limited to investing at least 80% of its assets only in companies included in the S&P 500® Index.”

Comment:       With respect to the Merger in which Evergreen Fundamental Large Cap Fund is the Target Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we clarify the following statement:

                        “Although the investment goals of the Funds have different focal points, with Evergreen Fundamental Large Cap Fund seeking capital growth with the potential for current income and the Wells Fargo Advantage Core Equity Fund seeking long-term capital appreciation, the principal investment strategies of the Funds are similar.”

Response:      The disclosure has been revised as follows:

                        “The investment goals of the Funds are different, with Evergreen Fundamental Large Cap Fund seeking capital growth with the potential for current income and the Wells Fargo Advantage Core Equity Fund seeking long-term capital appreciation. Although the Funds use different terminology and descriptions to describe their investment strategies, the Funds' principal investment strategies are similar.”

Comment:       With respect to the Merger in which Evergreen Fundamental Large Cap Fund is the Target Fund, in the section entitled “Principal Risk Comparison,” you asked that we explain supplementally why no corresponding debt-related risk was listed under “Principal Risks” in relation to the following statement in the risk comparison paragraph:

                        “For example, since Evergreen Fundamental Large Cap Fund seeks additional income by investing in convertible bonds, including below investment grade bonds, and convertible preferred stocks, an investment in Evergreen Fundamental Large Cap Fund may be subject to the risks associated with debt securities, high yield securities and convertible securities to a greater extent than an investment in the Wells Fargo Advantage Core Equity Fund.”

Response:      The risks listed under “Principal Risks” reflect only those risks applicable to the Acquiring Fund, which is the Wells Fargo Advantage Core Equity Fund. The debt-related risks are principal risks for the Target Fund, but not for the Acquiring Fund.

Comment:       With respect to the Merger in which Evergreen Strategic Growth Fund is the Target Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we explain what the practical difference is, if any, between the following principal strategy statements, and, if there is no practical difference, to indicate that the Acquiring Fund will be managed in the same manner as the Target Fund:

                        “Evergreen Strategic Growth Fund invests primarily in equity securities of large U.S. companies, while the Wells Fargo Advantage Strategic Large Cap Growth Fund normally invests at least 80% of its assets in securities of large U.S. companies.”

Response:      The first two sentences of the second paragraph under the section entitled “Merger Summary – Investment Goal and Strategy Comparison” have been revised as follows:

“Although the Funds use different terminology and descriptions to describe their investment goals and investment strategies, the Funds' investment goals are substantively the same and their principal investment strategies are substantially similar. Both Funds seek long-term capital growth/appreciation. Evergreen Strategic Growth Fund normally invests substantially all of its assets in equity securities of large U.S. companies, and similarly the Wells Fargo Advantage Strategic Large Cap Growth Fund normally invests at least 80% of its net assets in equity securities of large companies.”

Comment:       With respect to the Merger in which Evergreen Omega Fund is the Target Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we disclose that there is no practical difference between the Target Fund’s and the Acquiring Fund’s principal investment strategies in regard to the following statement:

                        “Evergreen Omega Fund normally invests substantially all of its assets in common stocks of companies of any market capitalization, while the Wells Fargo Advantage Omega Growth Fund normally invests at least 80% of its assets in equity securities.”

Response:      The disclosure has been revised as follows:

                        “Evergreen Omega Fund normally invests substantially all of its assets in common stocks of companies of any market capitalization, and similarly the Wells Fargo Advantage Omega Growth Fund normally invests at least 80% of its assets in equity securities.”

Comment:       With respect to the Merger in which Evergreen Omega Fund is the Target Fund, in the section entitled “Merger Summary – Principal Risk Comparison,” you requested that we clarify whether or not Evergreen Omega Fund is subject to Issuer Concentration Risk, and, if it is, to confirm that there is no practical difference between the Target Fund and the Acquiring Fund in this regard.

Response:      We have confirmed that Evergreen Omega Fund is also subject to Issuer Concentration Risk and thus there is no practical difference between the Target Fund and Acquiring Fund in this regard. Therefore, the following sentence has been removed from the “Principal Risk Comparison” section:

“For example, because the Wells Fargo Omega Growth Fund will typically hold between 35 and 60 stocks, an investment in the Wells Fargo Advantage Omega Growth Fund may be subject to issuer concentration risk to a greater extent than an investment in Evergreen Omega Fund.”

Comment:       With respect to the Merger in which Evergreen Global Large Cap Equity Fund is the Target Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we disclose what our definition of foreign securities is in the Wells Fargo Advantage Disciplined Global Equity Fund’s strategy in the “Principal Investment Strategies” comparison table.

Response:      The following disclosure has been added to the Wells Fargo Advantage Disciplined Global Equity Fund’s strategy:

“We consider foreign securities to be securities: (1) issued by companies with their principal place of business or principal office, or both, as determined in our reasonable discretion, in a country other than the U.S.; or (2) issued by companies for which the principal securities trading market is a country other than the U.S.”

Comment:       With respect to the Mergers in which Evergreen Global Large Cap Equity Fund and Evergreen Global Opportunities Fund are the Target Funds, in the section entitled “Merger Summary – Principal Risk Comparison,” you requested that we confirm that the respective Acquiring Funds engage in currency hedging to a greater extent than the respective Target Funds, and, if they do, to disclose that as a result, each Target Fund may be subject to greater currency fluctuation.

Response:      We have confirmed that the respective Acquiring Funds do not engage in currency hedging to a greater extent than the respective Target Funds. As a result, we did not highlight any difference between the respective Target and Acquiring Funds in this regard.

Comment:       With respect to the Merger in which Evergreen Global Opportunities Fund is the Target Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we add to statement (iv) the market capitalization range of companies within the S&P Global Small/Mid Cap Index.

Response:      The requested disclosure has been added.

Comment:       With respect to the Merger in which Evergreen Global Opportunities Fund is the Target Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we expand the discussion of the Wells Fargo Advantage Global Opportunities Fund’s security selection strategy.

Response:      We have added the following language to the beginning of the sixth paragraph of the strategy comparison table in that section for the Wells Fargo Advantage Global Opportunities Fund:

“In selecting equity investments for the Fund, the portfolio managers attempt to identify companies that are well managed, positioned to achieve above average increases in revenue and/or free cash flow and otherwise have strong prospects for continued growth and/or that are undervalued companies relative to an assessment of their intrinsic value.”

Comment:       With respect to the Merger in which Evergreen North Carolina Municipal Bond Fund is the Target Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we explain the differences between the investment strategies of Evergreen North Carolina Municipal Bond Fund and the Wells Fargo Advantage North Carolina Tax-Free Fund with respect   to North Carolina income taxes and federal income taxes, respectively.

Response:      The disclosure has been revised as follows:

“Although both Funds normally invest at least 80% of their assets in municipal securities that pay interest exempt from regular federal income tax and North Carolina individual income tax, the Wells Fargo Advantage North Carolina Tax-Free Fund also seeks to invest in municipal securities that pay interest exempt from AMT. Because Evergreen North Carolina Municipal Bond Fund may invest a greater percentage of its assets in municipal securities the interest from which is not exempt from federal AMT, its shareholders may receive a greater percentage of distributions that are subject to federal AMT than those of the Wells Fargo Advantage North Carolina Tax-Free Fund.”

Comment:       With respect to the Merger in which Evergreen Pennsylvania Municipal Bond Fund is the Target Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we explain the differences between the investment strategies of Evergreen Pennsylvania Municipal Bond Fund and the Wells Fargo Advantage Pennsylvania Tax-Free Fund as it relates to Pennsylvania income taxes and Federal taxes, respectively.

Response:      The disclosure has been revised as follows:

“Although both Funds normally invest at least 80% of their assets in municipal securities that pay interest exempt from regular federal income tax and Pennsylvania individual income tax, the Wells Fargo Advantage Pennsylvania Tax-Free Fund also seeks to invest in municipal securities that pay interest exempt from federal AMT. Because Evergreen Pennsylvania Municipal Bond Fund may invest a greater percentage of its assets in municipal securities, the interest from which is not exempt from federal AMT, its shareholders could receive a greater percentage of distributions that are subject to the federal AMT than those of the Wells Fargo Advantage Pennsylvania Tax-Free Fund.”

Comment:       With respect to the Merger in which Evergreen Adjustable Rate Fund is the Target Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we delete the word “Although” in the first sentence of the second paragraph.

Response:      The first sentence of the second paragraph of that section has been modified as follows:

                        “The investment goals of the Funds are similar, with Evergreen Adjustable Rate Fund seeking a high level of current income consistent with low volatility of principal and the Wells Fargo Advantage Adjustable Rate Government Fund seeking current income consistent with capital preservation. The principal investment strategies of the Funds are substantially similar.”

Comment:       With respect to the Merger in which Evergreen Adjustable Rate Fund is the Target Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you asked us to clarify that the last sentence in the second paragraph refers to mortgage-backed and asset-backed securities issued or guaranteed by U.S. Government agencies or government sponsored entities. Moreover, in the section entitled “Merger Summary – Principal Risk Comparison,” you asked us to remove the statement that the Wells Fargo Advantage Rate Government Fund may be subject to greater mortgage- and asset-backed securities risk than Evergreen Adjustable Rate Fund.

Response:       We confirmed that the Wells Fargo Advantage Adjustable Rate Government Fund does not in practice invest a greater percentage of its assets in mortgage-backed and asset-backed securities that are issued or guaranteed by U.S. Government agencies or government sponsored entities than does Evergreen Adjustable Rate Fund. As a result, the last sentence in the second paragraph in the section entitled “Merger Summary – Investment Goal and Strategy Comparison” and the relevant disclosure in the “Merger Summary - Principal Risk Comparison” section have been removed.

Comment:       With respect to the Merger in which Evergreen Adjustable Rate Fund is the Target Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we disclose to shareholders the effect, if any, of the Target Fund and Acquiring Fund utilizing different ratings organizations to determine the average credit quality of their respective portfolios. Moreover, you requested that we disclose any difference in the Funds’ investment strategies related to dollar rolls.

Response:      Although the Funds use different ratings organizations, we believe the ratings are comparable and that there is no significant difference that needs to be disclosed to shareholders. We have confirmed that there is no difference in the Funds’ strategies relating to dollar rolls as both Funds have the ability to invest in either covered or uncovered dollar rolls.

The disclosure in the strategy comparison table in the “Merger Summary - Investment Goal and Strategy Comparison” section has been revised as follows:

                        For Evergreen Adjustable Rate Fund:

“As part of its investment strategy, the Fund may engage in covered dollar roll transactions, which allow the Fund to sell a mortgage-backed security to a dealer and simultaneously contract to repurchase a security that is substantially similar in type, coupon and maturity, on a specified future date. Although not part of its principal investment strategy, the Fund may engage in uncovered dollar roll transactions.”

For the Wells Fargo Advantage Adjustable Rate Government Fund:

“As part of our mortgage-backed securities investment strategy, we may enter into dollar roll transactions.”

Comment:       With respect to the Merger in which Evergreen International Bond Fund is the Target Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we expand the discussion of the Wells Fargo Advantage International Bond Fund’s security selection strategy in the “Principal Investment Strategies” comparison table.

Response:      We respectfully decline to expand the relevant disclosure in the Wells Fargo Advantage International Bond Fund’s strategy because we believe the current disclosure "explain[s] in general terms how the Fund’s adviser decides which securities to buy," as required by Item 9(b)(2) of Form N-1A.

Comment:       With respect to the Merger in which Evergreen Health Care Fund is the Target Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we expand the discussion of the Wells Fargo Advantage Health Care Fund’s security selection strategy in the “Principal Investment Strategies” comparison table.

Response:      We respectfully decline to expand the relevant disclosure in the Wells Fargo Advantage Health Care Fund’s strategy because we believe the current disclosure "explain[s] in general terms how the Fund’s adviser decides which securities to buy," as required by Item 9(b)(2) of Form N-1A.

Comment:       With respect to the Merger in which Evergreen Precious Metals Fund is the Target Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we define “other precious metals or minerals” in the Wells Fargo Advantage Precious Metals Fund’s strategy under the “Principal Investment Strategies” comparison table.

Response:      The following disclosure in the Fund’s principal investment strategy has been revised as follows:

                        “We define precious metals companies as those that are engaged in, or which receive at least 50% of their revenues from the exploration, development, mining, processing, or dealing in gold or other precious metals and minerals, including, but not limited to, silver, platinum, and diamonds.”

Comment:       With respect to the Merger in which Evergreen Precious Metals Fund is the Target Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we add disclosure about the subsidiaries of the Wells Fargo Advantage Precious Metals Fund as described in the first paragraph under the “Principal Investment Strategies” comparison table.

Response:      We respectfully decline to add further disclosure about this matter because we believe that the Fund’s existing disclosure adequately describes the Fund’s subsidiaries since we disclose that the subsidiaries invest directly or indirectly in precious metals and minerals.

Comment:       With respect to the Merger in which Evergreen Precious Metals Fund is the Target Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we remove the Wells Fargo Advantage Precious Metals Fund’s strategy statement that “secondary emphasis may include exposure to other natural resource companies.”

Response:      The requested change has been made.

Comment:       With respect to the Merger in which Evergreen Precious Metals Fund is the Target Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we expand the discussion of the Wells Fargo Advantage Precious Metals Fund’s security selection strategy in the “Principal Investment Strategies” comparison table.

Response:      We respectfully decline to expand the relevant disclosure in the Wells Fargo Advantage Precious Metals Fund’s strategy because we believe the current disclosure "explain[s] in general terms how the Fund’s adviser decides which securities to buy," as required by Item 9(b)(2) of Form N-1A

Comment:       With respect to the Merger in which Evergreen Diversified Capital Builder Fund is the Target Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you suggested that we remove the reference to equity securities from the last sentence of the second paragraph that states “This means Evergreen Diversified Capital Builder Fund may invest a greater percentage of its assets in below investment grade corporate debt securities and in equity securities.”

Response:      The suggested change has been made.

Comment:       With respect to the Merger in which Evergreen Diversified Capital Builder Fund is the Target Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we expand the discussion of the Wells Fargo Advantage Diversified Capital Builder Fund’s security selection strategy in the “Principal Investment Strategies” comparison table.

Response:      We respectfully decline to expand the relevant disclosure in the Wells Fargo Advantage Diversified Capital Builder Fund’s strategy because we believe the current disclosure "explain[s] in general terms how the Fund’s adviser decides which securities to buy," as required by Item 9(b)(2) of Form N-1A

Comment:       With respect to the Merger in which Evergreen Diversified Capital Builder Fund is the Target Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we explain what is meant by “inflection point” in the fourth paragraph under the Wells Fargo Advantage Diversified Capital Builder Fund’s “Principal Investment Strategies.”

Response:      We revised the relevant sentence to read as follows:

                        “Within these parameters, we seek attractive industries that are growing at or above the rate of economic growth, or out of favor industries with improving outlooks.”

Comment:       With respect to the Merger in which Evergreen Diversified Income Builder Fund is the Target Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you asked us to clarify whether there is any practical difference between Evergreen Diversified Income Builder Fund’s and the Wells Fargo Advantage Diversified Income Builder Fund’s investment goals and principal investment strategy of investing at least 80% of the Fund’s assets in income-producing securities.

Response:      We have revised the first three sentences of the second paragraph under this section as follows:

                        “Although the Funds use different terminology and descriptions to describe their investment goals and investment strategies, the Funds' investment goals are substantially similar and their principal investment strategies are similar. Evergreen Diversified Income Builder Fund seeks high current income from investments in income-producing securities, and secondarily considers the potential for growth of capital, and the Wells Fargo Advantage Diversified Income Builder Fund seeks long-term total return, which consists of both current income and capital appreciation. Both Funds normally invest at least 80% of their assets in a diversified portfolio of U.S. and non-U.S. income-producing securities, dividend-paying common and preferred stocks, convertible bonds, and derivatives.”

Comment:       With respect to the Merger in which Evergreen Diversified Income Builder Fund is the Target Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you asked us to provide examples of securities that are considered “income-producing securities” and securities that are considered “equity securities” for purposes of the Wells Fargo Advantage Diversified Income Builder Fund’s principal investment strategy of investing at least 80% of the Fund’s total assets in income-producing securities and of investing up to 25% of the Fund’s total assets in equity securities.

Response:      The relevant portions of the Fund’s principal investment strategy have been revised as follows:

“Under normal circumstances, we invest at least 80% of the Fund's total assets in a diversified portfolio of U.S. and non-U.S. income-producing securities of any quality, including dividend-paying common and preferred stocks, convertible bonds, corporate bonds and derivatives.”

                        “We invest up to 25% of the Fund's total assets in equity securities, including common and preferred stocks.”

Comment:       With respect to the Merger in which Evergreen Diversified Income Builder Fund is the Target Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we explain what is meant by “inflection point” in the fifth paragraph under the Wells Fargo Advantage Diversified Income Builder Fund’s “Principal Investment Strategies.”

Response:      We revised the relevant sentence to read as follows:

                        “Within these parameters, we seek attractive industries that are growing at or above the rate of economic growth, or out of favor industries with improving outlooks.”

Comment:       With respect to the Merger in which Evergreen Diversified Income Builder Fund is the Target Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we expand the discussion of the Wells Fargo Advantage Diversified Income Builder Fund’s security selection strategy in the “Principal Investment Strategies” comparison table.

Response:      We respectfully decline to expand the relevant disclosure in the Wells Fargo Advantage Diversified Income Builder Fund’s strategy because we believe the current disclosure "explain[s] in general terms how the Fund’s adviser decides which securities to buy," as required by Item 9(b)(2) of Form N-1A

Comment:       With respect to the Merger in which Evergreen Growth Fund is the Target Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you asked us to clarify whether or not there is any practical difference between Evergreen Growth Fund’s and the Wells Fargo Advantage Traditional Small Cap Growth Fund’s principal investment strategy of investing at least 75% of the Fund’s assets in common stocks of small- and medium-sized U.S. companies and the Wells Fargo Advantage Traditional Small Cap Growth Fund’s principal investment strategy of investing at least 80% of the Fund’s assets in equity securities of small-capitalization companies.

Response:      The second paragraph in this section has been revised as follows:

                        “Although the Funds use different terminology and descriptions to describe their investment goals and investment strategies, the Funds' investment goals substantively the same and their principal investment strategies are similar. Both Funds seek long-term capital growth/appreciation. Evergreen Growth Fund and the Wells Fargo Advantage Traditional Small Cap Growth Fund normally invest at least 75% and 80% of their net assets, respectively, in companies within the market capitalization range of the Russell® Growth Index and Russell 2000® Index, respectively. Both Funds use a growth style of investing. Evergreen

Growth Fund has a policy of maintaining a dollar-weighted average market capitalization within the range of companies in the Russell 2000® Growth Index, while the Wells Fargo Advantage Traditional Small Cap Growth Fund does not have a similar principal investment strategy. This means Evergreen Growth Fund has greater flexibility with respect to its portfolio's dollar-weighted average market capitalization.”

Comment:       With respect to the Merger in which Evergreen Growth Fund is the Target Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we expand the discussion of the Wells Fargo Advantage Traditional Small Cap Growth Fund’s security selection strategy in the “Principal Investment Strategies” comparison table.

Response:      We respectfully decline to expand the relevant disclosure in the Wells Fargo Advantage Traditional Small Cap Growth Fund’s strategy because we believe the current disclosure "explain[s] in general terms how the Fund’s adviser decides which securities to buy," as required by Item 9(b)(2) of Form N-1A.

Comment:       With respect to the Merger in which Evergreen Small/Mid Growth Fund is the Target Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we expand the discussion of the Wells Fargo Advantage Growth Opportunities Fund’s security selection strategy in the “Principal Investment Strategies” comparison table.

Response:      We respectfully decline to expand the relevant disclosure in the Wells Fargo Advantage Growth Opportunities Fund’s strategy because we believe the current disclosure "explain[s] in general terms how the Fund’s adviser decides which securities to buy," as required by Item 9(b)(2) of Form N-1A.

Comment:       With respect to the Merger in which Evergreen High Income Fund is the Target Fund, in the section entitled “Merger Summary – Investment Goal and Strategy Comparison,” you requested that we disclose any maturity or duration parameters that the Wells Fargo Advantage High Yield Bond Fund portfolio managers use in managing the Fund’s portfolio.

Response:      As currently disclosed in the Fund’s principal investment strategy, the Wells Fargo Advantage High Yield Bond Fund’s portfolio is not managed to any specific maturity or duration.

Comment:       With respect to the Merger in which Evergreen Special Values Fund is a Target Fund, in the section entitled “Merger Summary – Investment Goal and Strategy Comparison,” you requested we clarify the following statement contained in the second paragraph: “One important difference is that Evergreen Special Values Fund may invest the remaining 20% of its assets in other types of investments, including those that fall outside the Fund's small-cap range, while Wells Fargo Advantage Special Small Cap Value Fund does not invest in these types of investments as a principal investment strategy.”

Response:      The statement has been revised as follows:

“Evergreen Special Values Fund’s strategy expressly states that the Fund may invest the remaining 20% of its assets in other types of investments, including those that fall outside the Fund's capitalization range tracked by the Russell 2000® Index, while Wells Fargo Advantage Special Small Cap Value Fund does not include such a statement as a principal investment strategy, however, the Wells Fargo Advantage Special Small Cap Value Fund may invest in the same manner.”

Comment:       In the section entitled “Merger Summary -Shareholder Fee and Fund Expense Comparison,” you noted that the paragraph discussing the differences in the Target and Acquiring Funds’ distribution and shareholder servicing fees may be more easily understood if the information were presented in a chart.

Response:      We respectfully decline to make this change. We believe that the current disclosure clearly describes for shareholders the differences in the Funds’ distribution and shareholder servicing fees.

Comment:       With respect to each Merger, in the section entitled “Merger Summary -Shareholder Fee and Fund Expense Comparison,” you requested that we provide the full “Annual Fund Operating Expenses” table for each Target and Acquiring Fund.

Response:      We respectfully decline to make this change. In a letter to the Staff of the Securities and Exchange Commission (“SEC”) dated March 31, 2009, we requested and received permission from the Staff to include in the body of the prospectus/proxy statement only the Total Annual Fund Operating Expenses (both before and after waiver) for the Target and Acquiring Funds in the “Annual Fund Operating Expenses” tables and in the pro forma “Annual Fund Operating Expenses” tables for the Acquiring Funds. The full “Annual Fund Operating Expenses” tables for the Target and Acquiring Funds and the pro forma “Annual Fund Operating Expenses” table for the Acquiring Funds are included in Exhibit C to the prospectus/proxy statement.

Comment:       With respect to each Merger, in the section entitled “Merger Summary- Shareholder Fee and Fund Expense Comparison,” you requested that, with respect to each Fund (as well as the pro forma), we include all expense tables sequentially, so that the “Shareholder Fees” and “Annual Fund Operating Expenses” tables appear together, and that all footnotes for both sets of tables be grouped together following the “Annual Fund Operating Expenses” tables.

Response:      We have reordered the tables as requested; however, we respectfully decline to include all of the footnotes for both tables after the “Annual Fund Operating Expenses” table as we believe that including the footnotes immediately after the table to which they pertain helps to facilitate a shareholder’s understanding of the information presented.

Comment:       In the section entitled “Merger Summary- Shareholder Fee and Fund Expense Comparison,” you requested that, for each Shell Fund and each Acquiring Fund with one or more share classes that have not yet commenced operations, we note this fact in the introductory paragraph and explain that therefore, no actual expense information is provided with respect to such Shell Fund or share classes, respectively.

Response:      We have made the suggested change.

Prospectus/Proxy Statement Comments from Ms. Hatch:

Comment:       With respect to the Merger in which Evergreen Diversified Income Builder Fund is the Target Fund, in the section entitled “Merger Summary – Shareholder Fee and   Fund Expense Comparison,” you noted that the following statement is incorrect based on the relevant sales charge tables contained later in the N-14: “The sales charge schedule applicable to Class A shares of the Wells Fargo Advantage Diversified Income Builder Fund differs from the schedule applicable to Evergreen Diversified Income Builder Fund in the following way: the Wells Fargo Advantage Diversified Income Builder Fund's front-end sales charges on purchases of Class A shares up to $249,999 are slightly lower than Evergreen Diversified Income Builder Fund's front-end sales charge on similar purchases of Class A shares.”

Response:      The statement has been corrected as follows:

“The sales charge schedule applicable to Class A shares of the Wells Fargo Advantage Diversified Income Builder Fund differs from the schedule applicable to Evergreen Diversified Income Builder Fund in the following way: the Wells Fargo Advantage Diversified Income Builder Fund's front-end sales charges on purchases of Class A shares up to $99,999 and between $250,000 and $499,999 are higher than Evergreen Diversified Income Builder Fund's front-end sales charge on similar purchases of Class A shares.”

Comment:       In the section entitled “Exhibit C – Additional Target and Acquiring Fund Expense Information,” with respect to each Merger that involves a Shell Acquiring Fund, you requested that we include disclosure which notes that the pro forma Annual Fund Operating Expenses provided are estimated.

Response:      We have made the requested change.

Comment:       With respect to the Merger in which Evergreen Golden Core Opportunities Fund is merging into the Wells Fargo Advantage Small/Mid Cap Core Fund, in the section entitled “Exhibit C – Additional Target and Acquiring Fund Expense Information,” you noted that the figures in the Pro Forma Expense Example table for the Wells Fargo Advantage Small/Mid Cap Core Fund appear to be based on a gross expense ratio that is 5 basis points higher for each class than that which is shown in the Pro Forma Annual Fund Operating Expenses table above.

Response:      We have confirmed that the Pro Forma Example of Fund Expenses table was in fact correct, but that the Pro Forma Annual Fund Operating Expenses table was incorrect. The Pro Forma Annual Fund Operating Expenses table has been corrected.

Comment:       With respect to the Merger in which Evergreen Adjustable Rate Fund is merging into the Wells Fargo Advantage Adjustable Rate Government Fund, in the section entitled “Exhibit C – Additional Target and Acquiring Fund Expense Information,” you noted that in the Expense Example table for Evergreen Adjustable Rate Fund, the 10-year Class B dollar amount of $1,390 under the heading “Assuming Redemption at End of Period” appears to reflect a conversion in year seven, whereas all other Evergreen Target Funds in this N-14 reflect a conversion in year six. Similarly, you noted that in the Pro Forma Expense Example table for the Wells Fargo Adjustable Rate Government Fund, the 10-year Class B dollar amount of $1,434 under the heading “Assuming Redemption at End of Period” appears to reflect a conversion in year six, whereas all other Wells Fargo Advantage Acquiring Funds in this N-14 reflect a conversion in year eight.

Response:      We have confirmed that the 10-year calculations in each of the tables described above are correct.

Comment:       With respect to each Target Fund in the Merger, in the section entitled “Exhibit F – Financial Highlights,” you noted that it appeared that tables were not included for all Funds.

Response:      The audited financial highlights of each Target Fund for the last five fiscal years, or since inception if less than five years, are incorporated by reference from the applicable Fund's prospectus. If more recent, the unaudited financial highlights for the most recent six-month period are included in Exhibit F. Therefore, financial highlight tables are not included for all funds in Exhibit F.

Comment:       With respect to the Merger SAI cover page included in the N-14 filing, you noted that where each Fund’s financial statements are incorporated by reference, you were unable to locate the Annual Report for Evergreen Pennsylvania Municipal Bond Fund.

Response:      The reference to the Annual Report Evergreen Pennsylvania Municipal Bond Fund has been added as follows:

                        “The financial statements, including the notes to the financial statements, and the reports of the independent registered public accounting firm thereon contained in the annual report for Evergreen Pennsylvania Municipal Bond Fund for the fiscal year ended March 31, 2009, filed electronically with the Securities and Exchange Commission on June 5, 2009, File No. 811-08367, accession no.0001133228-09-000390.”

Comment:       With respect to any Merger that involves more than one Target Fund, you requested that we remove additional pro forma Annual Fund Operating Expenses tables and include a footnote which discloses the maximum total annual fund operating expenses that could result from the various Merger outcomes.

Response:      The requested change has been made.

We make the following representations to you:

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We plan to file the definitive prospectus/proxy statement pursuant to Rule 497 on or around April 21, 2010 to incorporate the responses to your comments described above. Please feel free to call me at (617) 210-3662 if you have any questions or would like anything additional.

                                                                                    Sincerely,

                                                                                    /s/ Brian J. Montana

                                                                                    Brian J. Montana, Esq.

cc: Marco Adelfio, Esq.

      C. David Messman, Esq.